Exhibit 10.2

January 5, 2016

Harald Stock
Philosophenweg 11, 69120
Heidelberg, Germany

Dear Harald:

On behalf of OvaScience, Inc. (the “Company”), I am pleased to offer you employment with the Company. The purpose of this letter agreement (the “Agreement”) is to summarize the terms of your employment with the Company, should you accept our offer.
1.    Employment.

(a)    You will be employed by the Company or one of its subsidiaries, effective January 5, 2016 (the “Start Date”). Beginning on the Start Date, you will be employed by OvaScience, Limited, a subsidiary of the Company organized and existing under the laws of England. Effective immediately following the date on which you obtain legal authorization to work in the United States, your employment will be transferred to the Company. During the period you are employed by OvaScience, Limited, the terms of your employment will be governed under the terms of the letter of appointment attached hereto as Attachment 1 (the “UK Appointment Letter”). The UK Appointment Letter will cease to have any force or effect immediately upon the transfer of your employment to the Company and thereafter the terms and conditions of your employment will be governed solely under this Agreement.

(b)    You will initially serve as the Chief Executive Officer Elect of the Company, reporting to the current Chief Executive Officer and the Company’s Board of Directors (the “Board”). Effective July 1, 2016, you will serve on a full-time basis as Chief Executive Officer of the Company. In this role, you will report to the Company’s Board, and have such duties and responsibilities as are customary for such position, and as are otherwise assigned to you from time to time by the Board. From the Start Date, you agree to devote your full business time, best efforts, skill, knowledge, attention, and energies to the advancement of the Company’s business and interests and to the performance of your duties and responsibilities as an employee of the Company and not to engage in any other business activities without prior approval from the Board.

(c)    The parties acknowledge that you are currently a member of the Board, and shall continue as a Class I Director upon being appointed as the Chief Executive Officer of the Company. The Board of Directors shall nominate you for election as a member of the Board at every shareholder meeting during your employment as the Chief Executive Officer at which your term as a director would otherwise expire. You agree to accept such appointment and to serve during all or any part of your employment as the Chief Executive Officer with the Company as a member of the Board, without any compensation therefore other than as specified herein. You agree that if your employment is terminated for any reason whatsoever, you will resign, at the Company’s request, from the Board and from any other positions you have as an officer or director of any of the Company’s direct or indirect subsidiaries and any other entity affiliated with the Company in which you are serving as an officer or director at the request of the Company. You acknowledge that you may serve as a member of the board of directors of up to two companies (other than the Company), and that only one of such companies may be a “public company,” which is a company with a class of securities registered under the Securities Exchange Act of 1934, provided that (i) such companies do not compete with the business of the Company, (ii) such board activities have been disclosed in writing to and approved by the Board, which approval shall not be unreasonably withheld and (iii) such service, whether individually or in the aggregate, does not materially interfere or conflict with the performance of your duties and responsibilities as an officer of the Company.

2.    Term. Your employment will continue for a five year term, expiring December 31, 2020 (the “Expiration Date”), unless terminated earlier pursuant to Section 10 of this Agreement. The Company and you will negotiate in good faith on an extension of your term of employment and will commence such negotiations no later than December 2019.

3.    Compensation. As compensation for your services to the Company, you shall receive base salary payments at the following rates based on years of services:

(a)	For calendar year 2016, your base salary shall be set at an annual rate of $650,000.00;

(b)	If you remain employed by the Company, your base salary for calendar year 2017 shall be set at an annual rate of $700,000.00; and

(c)	If you remain employed by the Company, your base salary for calendar year 2018, 2019 and 2020 shall be set at an annual rate of $750,000.00.
Your base salary shall at all times be subject to applicable taxes and withholdings and payable in accordance with the Company’s then prevailing payroll practices. Please note that the annualized amount of your salary as described above is set forth as a matter of convenience, and shall not constitute or be interpreted as an agreement by the Company to employ you for any specific period of time.

4.    Sign On Bonus. OvaScience, Limited will pay you a sign on bonus of $200,000.00, less applicable taxes and withholdings, payable on OvaScience, Limited’s first regular payroll date following your start date. If you terminate your employment for any reason prior to the date that you assume the title of the Company’s Chief Executive Officer, you will repay the Company the net amount of the sign on bonus you received and assist OvaScience, Limited and the Company (as applicable) to file claims with any applicable taxing authority to recoup on the Company’s behalf any income and payroll tax paid by the Company in connection with the sign on bonus.

5.    Bonus. You shall be eligible to receive an annual bonus during your employment hereunder, commencing with respect to fiscal year 2016, in accordance with the annual incentive program applicable generally to senior executives of the Company. The amount of the annual bonus will be based on the achievement of individual and corporate performance objectives established by the Board for the applicable year. Your target annual bonus will be 60% of your then current base salary. The annual bonus you will earn will be determined on a sliding scale based on the achievement of the applicable performance objectives (the “Performance Objectives”) as determined by the Board in its sole discretion. If your achievement of the Performance Objectives is 100% or less, you will receive that percentage of your target annual bonus equal to your percentage achievement of the Performance Objectives. If your achievement of the Performance Objectives is greater than 100%, you will receive that percentage (up to a maximum of 150%) of your target annual bonus equal to the sum of (a) 100% plus (b) the product of 2.5 and the amount by which your achievement of the Performance Objectives exceeds 100%. By way of example, (a) you will earn 50% of the annual bonus target if you achieve 50% of the Performance Objectives, (b) you will earn 100% of the annual bonus target if you achieve 100% of the Performance Objectives, (c) you will earn 125% of the annual bonus target if you achieve 110% of the Performance Objectives and (d) you will earn 150% of the annual bonus target if you achieve 120% or more of the Performance Objectives. Any annual bonus payable under this Section 5 shall be paid to you by no later than March 15th of the year following the year in which such bonus is earned. To receive an annual bonus for a year, you must be employed by the Company on December 31 of the year to which the bonus relates.

6.    Benefits. During the period you are employed by OvaScience, Limited, you will be eligible to participant in any and all benefit programs that OvaScience, Limited establishes and makes available to its employees from time to time, provided you meet the specific eligibility criteria as set forth in (and subject to all provisions of) the plan documents governing those programs. Once your employment is transferred to the Company, you will be eligible to participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, provided you meet the specific eligibility criteria as set forth in (and subject to all provisions of) the plan documents governing those programs, provided that your service with OvaScience, Limited shall be credited as service with the Company for purposes of meeting eligibility requirements. The benefits made available by the Company, and the rules, terms and conditions for participation in such benefit plans, may be changed by the Company at any time and from time to time without advance notice.
7.    Vacation. You will be eligible to accrue up to a maximum of twenty-five (25) days of paid vacation per calendar year. The number of vacation days for which you are eligible shall accrue at the rate of 2.083 days per month that you are employed during such calendar year, and shall be subject to the Company’s vacation policies and practices as in effect from time to time.
8.    Equity.

(a)    On the Start Date, subject to the approval of the Board, the Company will grant to you a stock option (the “Option”) under the Company’s 2012 Stock Incentive Plan (the “Plan”) for the purchase of an aggregate of 250,000 shares of common stock of the Company at a price per share equal to the fair market value (under the Plan) of a share of common stock as of the date of the grant. The Option shall be (i) made up of incentive stock options to the extent legally permissible, and otherwise shall be nonstatutory stock options, (ii) subject to all terms of the Plan and a separate option agreement, and (iii) subject to a vesting schedule of 4 years, with 25% of the shares vesting on the first anniversary of the Start Date and 6.25% of the shares vesting each quarter thereafter.
(b)    On the Start Date, subject to the approval of the Board, the Company will grant to you a restricted stock unit award representing the right to receive 250,000 shares of the Company’s common stock (the “RSUs”). The RSUs shall vest over four (4) years, with 25% of the RSUs vesting on the first anniversary of the Start Date and 6.25% of the RSUs vesting each quarter thereafter. The RSUs shall be granted under and subject to the terms of the Plan and a Restricted Stock Unit Award Agreement (the “RSU Agreement”) between you and the Company.

(c)    If you remain employed by the Company, at the first regularly scheduled meeting of the Board or the Compensation Committee (whichever occurs first) in 2017, the Company will grant to you a stock option (the “2017 Performance Option”) under the Plan for the purchase of that number of shares of common stock of the Company (up to a maximum of 250,000 shares) equal to that percentage (up to a maximum of 100%) of 250,000 shares equal to the percentage achievement of the Performance Objectives as shall be determined for 2016. The per share exercise price of the 2017 Performance Option shall be the fair market value (under the Plan) of a share of common stock as of the date of the grant.  The 2017 Performance Option shall be (i) made up of incentive stock options to the extent legally permissible, and otherwise shall be nonstatutory stock options, (ii) subject to all terms of the Plan and a separate option agreement, and (iii) subject to a vesting schedule of four (4) years, with 25% of the shares vesting on the first anniversary of the grant date and 6.25% of the shares vesting each quarter thereafter. Notwithstanding the foregoing, the grant of the 2017 Performance Option shall be subject to the availability of shareholder approved shares for the Plan and Board approval. The Board may elect, in its sole discretion, to grant additional options in 2017, based on its assessment of your level of performance, the Company’s achievement of its business goals, special contributions that you may have made during 2016 or other factors that the Board may deem appropriate.

(d)    If you remain employed by the Company, at the first regularly scheduled meeting of the Board or the Compensation Committee (whichever occurs first) in 2018, the Company will grant to you a stock option (the “2018 Performance Option”) under the Plan for the purchase of that number of shares of common stock of the Company (up to a maximum of 250,000 shares) equal to that percentage (up to a maximum of 100%) of 250,000 shares equal to the percentage achievement of the Performance Objectives as shall be determined for 2017. The per share exercise price of the 2018 Performance Option shall be the fair market value (under the Plan) of a share of common stock as of the date of the grant.  The 2018 Performance Option shall be (i) made up of incentive stock options to the extent legally permissible, and otherwise shall be nonstatutory stock options, (ii) subject to all terms of the Plan and a separate option agreement, and (iii) subject to a vesting schedule of 4 years, with 25% of the shares vesting on the first anniversary of the grant date and 6.25% of the shares vesting each quarter thereafter. Notwithstanding the foregoing, the grant of the 2018 Performance Option shall be subject to the availability of shareholder approved shares for the Plan and Board approval. The Board may elect, in its sole discretion, to grant additional options in 2018, based on its assessment of your level of performance, the Company’s achievement of its business goals, special contributions that you may have made during 2017 or other factors that the Board may deem appropriate.

9.    Other Benefits.
(a)    Housing Allowance. During 2016, 2017 and 2018 (for so long as you remain employed by the Company), you will receive a monthly housing allowance in the net amount of $6,000.00 per month (after deduction for all applicable withholding and payroll taxes). The Company will pay the housing allowance in the first payroll period of each month. The housing allowance will terminate effective January 1, 2019.
(b)    Relocation Costs. The Company will reimburse you for (i) the transfer of personal property from Germany to the Boston area, (ii) reasonable travel between Germany and the Boston area for purposes of relocation; and (iii) obtaining a work visa for you and associated visas for your wife and children under the age of 18 or who are attending an accredited educational institution (collectively, clauses (i) through (iii), the “Reimbursable Benefits”); provided that any request for reimbursements shall be made by you no later than 30 days after the related expense is incurred. The cost of reimbursements will be deemed imputed additional income to you to the extent required by applicable law.
(c)    Life Insurance. The Company will at its cost obtain and maintain in force term life insurance in the amount of $2,000,000.00 on your life during the Term. You may designate the beneficiary of the policy. The cost of the policy will be deemed imputed additional income to you to the extent required by applicable law.
(d)    Expenses. You will receive prompt reimbursement for all reasonable business expenses incurred by you in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its senior executive officers. Notwithstanding the foregoing, when traveling on the business for the Company, you will be reimbursed for the cost of a First Class fare and if a First Class fare is not available, Business Class.
(e)    Tax Preparation. The Company will arrange at its cost for professional assistance to prepare and file your U.S., U.K., and German tax filings for the 2016 and 2017 tax years, as applicable. Effective with the 2018 tax year, you will be solely responsible for the cost of preparing and filing all tax forms. The cost of such services will be deemed imputed additional income to you to the extent required by applicable law.
10.    Termination. The Company may terminate your employment at any time prior to the Expiration Date with or without Cause (as defined on Exhibit A attached hereto), because of your death or because of your Disability (as defined on Exhibit A attached hereto). You may resign your employment at any time prior to the Expiration Date with or without Good Reason (as defined on Exhibit A attached hereto). The date on which the termination of your employment becomes effective is the “Termination Date.” If your employment terminates for any reason, you will receive (i) your accrued base salary through the Termination Date; (ii) any earned, but unpaid annual bonus for the prior calendar year; (iii) unpaid expense reimbursements; and (iv) any vested benefits you may have under any employee benefit plan of the Company (the “Accrued Obligations”) on or before the time required by law but in no event more than 30 days after the Termination Date.
11.    Severance Benefits Upon Termination by the Company Without “Cause” or by you for “Good Reason”.
(a)    If the Company terminates your employment without Cause (as defined on Exhibit A attached hereto) or you terminate your employment for Good Reason (as defined on Exhibit A), in addition to the Accrued Obligations, you shall be eligible to receive the following severance benefits: (a) severance pay in an amount equal to eighteen (18) months of your base salary as in effect at the time of your termination, payable in accordance with the Company’s regular payroll procedures proportionately over a eighteen (18) month period following the termination of your employment (such period, the “Severance Period”); and (b) should you be eligible for and elect to continue receiving group medical and dental insurance coverage under the law known as COBRA, the Company shall continue to pay on your behalf that portion of the monthly premiums for such coverage that it pays for active and similarly situated employees receiving the same type of coverage, through the earlier of (x) the last day of the Severance Period, or (y) the date that you become eligible for group health and/or dental insurance coverage from any new employer; provided that, this payment will be treated as a taxable payment, subject to imputed income tax.
(b)    In addition, to the severance benefits described above, if a “Change in Control Event” (as defined on Exhibit A attached hereto) occurs and, within one (1) year of such Change in Control Event, your employment is terminated by the Company (or any successor) without “Cause” (as defined on Exhibit A) or by you for “Good Reason” (as defined on Exhibit A), all outstanding unvested Options and RSUs will fully vest and become exercisable effective as of the Termination Date.

(c)    No severance pay or other benefit hereunder shall be provided to you unless, within sixty (60) days following the date that your employment is terminated, you first execute and do not revoke a separation agreement in a form prepared by and acceptable to the Company, which shall include, at a minimum, a full release of all claims against the Company (as well as its parents, subsidiaries and affiliates, and its and their, executives, officers, directors, employees, consultants, agents, shareholders, and assigns), as well as non-disparagement and confidentiality provisions in favor of the Company (the “Separation Agreement”). The severance payments shall commence on the first payroll period following the date the Separation Agreement becomes effective (the “Payment Date”). Notwithstanding the payment requirements set forth in the immediately preceding sentence, if the sixty (60) day period following the date your separation from service begins in one tax year and ends in the following tax year, the Company will commence payment on the next regular payroll date following the later of January 1 of the second tax year and the date the Separation Agreement becomes enforceable and no longer subject to revocation. The first such payment will include a catch-up payment equal to all amounts you otherwise would have received under Section 11(a) prior to the first payment. The distribution of any severance payments shall be subject to the provisions of Exhibit B attached hereto.
12.    Limitation on Payments.

(a)    You shall bear all expense of, and be solely responsible for, all Federal, state, local or foreign taxes due with respect to any payment received by or in respect of you hereunder, including any excise tax imposed by Section 4999 of the Code (the “Excise Tax”); provided, however, that any payment or benefit received or to be received by you, whether payable under the terms of this Agreement or any other plan, arrangement or agreement with the Company or an affiliate (collectively, the “Payments”), that would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), shall be reduced to the extent necessary so that no portion thereof shall be subject to the Excise Tax, but only if, by reason of such reduction, the “net after-tax benefit” (as defined below) received by you shall exceed the net after-tax benefit that would be received by you if no such reduction was made.

(b)    For purposes of Section 12, the “net after-tax benefit” shall mean (i) the Payments which you receive or are then entitled to receive from the Company or its affiliates that would constitute “parachute payments” within the meaning of Section 280G of the Code, less (ii) the amount of all Federal, state and local income and employment taxes payable by you with respect to the foregoing, calculated at the highest marginal income tax rate for each year in which the foregoing shall be paid to you (based on the rate in effect for such year as set forth in the Code as in effect at the time of the first payment of the foregoing), less (iii) the amount of Excise Tax imposed with respect to the payments and benefits described in clause (i) above.

(c)    All determinations under this Section 12 shall be made by an accounting firm that is selected for this purpose by the Board prior to the Change in Control Event (the “280G

Firm”).  All fees and expenses of the 280G Firm shall be borne by the Company.  The Company shall direct the 280G Firm to submit any determination it makes under this Section 12 and detailed supporting calculations to both you and the Company as soon as reasonably practicable.

(d)    If the 280G Firm determines that one or more reductions are required under Section 12, the 280G Firm shall also determine which Payments shall be reduced (first from cash payments and then from non-cash benefits) to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code, and the Company shall pay such reduced amount to you.  The 280G Firm shall make reductions required under this Section 12 in a manner that maximizes the net after-tax amount payable to you.  As a result of the uncertainty in the application of Section 280G at the time that the 280G Firm makes its determinations under this Section 12, it is possible that amounts shall have been paid or distributed to you that should not have been paid or distributed (collectively, the “Overpayments”), or that additional amounts should be paid or distributed to you (collectively, the “Underpayments”).  If the 280G Firm determines, based on either the assertion of a deficiency by the Internal Revenue Service against the Company or you, which assertion the 280G Firm believes has a high probability of success, or controlling precedent or substantial authority, that an Overpayment has been made, you shall promptly repay to the Company, without interest, an amount equal to such Overpayment; provided, however, that no loan shall be deemed to have been made and no amount shall be payable by you to the Company unless, and then only to the extent that, the deemed loan and payment would either reduce the amount on which you are subject to tax under Section 4999 of the Code or generate a refund of tax imposed under Section 4999 of the Code. If the 280G Firm determines based upon controlling precedent or substantial authority that an Underpayment has occurred, the 280G Firm shall notify you and the Company of such determination and the Company shall promptly pay the amount of such Underpayment to you.

(e)    The parties shall provide the 280G Firm access to and copies of any books, records, and documents in their possession as reasonably requested by the 280G Firm, and otherwise cooperate with the 280G Firm in connection with the preparation and issuance of the determinations and calculations contemplated by this Section 12.

13.    Indemnification. During the Term and thereafter, the Company shall indemnify and hold you harmless, to the maximum extent permitted by the laws of Delaware, against any and all damages, costs, liabilities, losses and expenses (including reasonable attorneys’ fees) as a result of any claim or proceeding (whether civil, criminal, administrative or investigative), or any threatened claim or proceeding (whether civil, criminal, administrative or investigative), against you that arises out of or relates to your service as an officer, director or employee, as the case may be, of the Company, or your service in any such capacity or similar capacity with any affiliate of the Company or other entity at the Company’s request and to promptly advance to you such expenses, including litigation costs and attorneys’ fees, upon written request with appropriate documentation of such expense upon receipt of an undertaking by you or on the your behalf to repay such amount if it shall ultimately be determined that you are not entitled to be indemnified by the Company under the law of Delaware. During the Term and thereafter, the Company also shall provide you with coverage under its current directors’ and officers’ liability policy to the same extent that it provides such coverage to its other executive officers.

14.    Notices. Any purported termination of employment by the Company for Cause or by you for Good Reason shall be communicated to the other party through written notice, indicating the specific grounds for such termination. Such notice, and all other communications which are required or may be given pursuant to the terms of this Agreement, shall be sufficient in all respects if given in writing and shall be deemed given (i) if delivered personally, on the date of delivery, (ii) if mailed by certified or registered mail, return receipt requested and postage prepaid, three (3) days after the mailing date, (iii) if sent via a nationally recognized overnight courier, on the next business day thereafter, or (iv) if sent via facsimile confirmed in writing to the recipient, or via email, on the next business day thereafter, in each case, if to the Company, at the Company’s principal place of business, and if to you at the most recent home address (and/or, as applicable, the most recent personal email address) which you have provided to the Company or to such other address or addresses as either party shall have designated in writing to the other party.

15.    Invention, Non-Disclosure, Non-Competition and Non-Solicitation. As a condition of your employment with the Company, you will be required to execute an Invention and Non-Disclosure Agreement and a Non-Competition and Non-Solicitation Agreement in the forms attached as Exhibit C and Exhibit D.
16.    Other Agreements. You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this Agreement.
17.    Visa Status. The Company will file on your behalf and pay the cost of obtaining on an expedited basis an O-1 visa or other appropriate non-immigrant work visa. You will provide any and all assistance requested by the Company to expedite the filing of the O-1 or other appropriate non-immigrant work visa petition with the U.S. Citizenship and Immigration Service. Your employment with the Company will be conditioned upon your obtaining a valid work visa in a timely manner, as determined by the Company. The cost of reimbursements will be deemed imputed additional income to you to the extent required by applicable law.
18.    At-Will Employment. This Agreement shall not be construed as an agreement, either express or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at will, under which both you and the Company remain free to terminate the employment relationship for any reason or no reason, with or without cause, at any time, with or without notice.

19.    Company Policies and Procedures. As an employee of OvaScience, Limited and of the Company, you will be required to comply with all policies and procedures of the Company and its subsidiaries. Further, the Company’s premises, including all workspaces, furniture, documents and other tangible materials, and all information technology resources of the Company (including, but not limited to, computers, data and other electronic files, and all internet and e-mail systems) are subject to oversight and inspection by the Company at any time. Company employees should have no expectation of privacy with regard to any Company premises, materials, resources or information.

This Agreement, the Attachments and the Exhibits specifically referenced herein, constitute the entire agreement regarding the terms and conditions of your prospective employment with the Company. It supersedes any prior agreements, or other promises or statements (whether oral or written) regarding the offered terms of employment. The resolution of any disputes under this Agreement or related to your employment with or separation of employment from the Company shall be governed by the laws of the Commonwealth of Massachusetts, without regard to its or any other State’s conflict of laws rules that would otherwise require the application of another State’s laws. By accepting this offer of employment, you agree that any action, demand, claim or counterclaim in connection with any aspect of your employment with the Company, or any separation of employment (whether voluntary or involuntary) from the Company, shall be resolved exclusively in a Federal or State court of competent jurisdiction sitting in Massachusetts by a judge alone. You hereby consent to the exercise of personal jurisdiction of such courts over you, waive and forever renounce your right to a trial before a civil jury and waive and forever renounce the right to object to the exercise of jurisdiction by such courts on the grounds of inconvenient forum or improper venue. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors. This Agreement may only be amended in a writing signed by you and an authorized officer of the Company.

If this Agreement correctly sets forth the terms under which you will be employed by the Company, please sign in the space provided below and return it to Thomas Malley, Chair of the Compensation Committee.
Very truly yours,

OVASCIENCE, INC.

By: /s/ Thomas Malley
Thomas Malley
Chair, Compensation Committee
The foregoing correctly sets forth the terms of my at-will employment with OvaScience, Inc. I am not relying on any representations other than as set forth above.

/s/ Harald Stock                                   Date: January 5, 2016
Harald Stock

Exhibit A
Definitions
“Cause” for termination shall be deemed to exist upon:

(A)
a good faith finding by the Company (i) of failure of or refusal by the employee to perform his or her duties and responsibilities to the Company, or (ii) that the employee has engaged in dishonesty, gross negligence or misconduct, which dishonesty, gross negligence or misconduct has caused harm or damage to the business or affairs of the Company;

(B)	the commission by the employee, the conviction of the employee of, or the entry of a pleading of guilty or nolo contendere by the employee to any crime involving moral turpitude or any felony; or

(C)
a material breach by the employee of any invention and non-disclosure agreement or non-competition and non-solicitation agreement with the Company, which breach is not cured within ten days written notice thereof.

A “Change in Control Event” shall be deemed to exist upon the sale of all or substantially all of the outstanding shares of capital stock, assets or business of the Company, by merger, consolidation, sale of assets or otherwise (other than a transaction in which all or substantially all of the individuals and entities who were beneficial owners of the capital stock of the Company immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the outstanding securities (on an as-converted to Common Stock basis) entitled to vote generally in the election of directors of the (i) resulting, surviving or acquiring corporation in such transaction in the case of a merger, consolidation or sale of outstanding shares, or (ii) acquiring corporation in the case of a sale of assets); provided that, in each of the foregoing cases, the Change in Control Event also meets all of the requirements of a “change in the ownership of a corporation” within the meaning of Treasury Regulation §1.409A-3(i)(5)(v) or “a change in the ownership of a substantial portion of the corporation’s assets” within in the meaning of Treasury Regulation §1.409A-3(i)(5)(vii).
“Disability” shall be deemed to exist if you are unable to perform the essential functions of the Company’s Chief Executive Officer, with or without a reasonable accommodation, for a period of one hundred twenty (120) calendar days, whether or not consecutive, within any rolling twelve (12) month period.
“Good Reason” shall be deemed to exist upon:

(A)
the relocation of the Company’s corporate headquarter offices such that the employee’s daily commute is increased by at least forty (40) miles each way without the written consent of the employee, provided that the transfer of the employee from employment with OvaScience, Limited to the Company and the requirement that the employee travel in connection with his duties as Chief Executive Officer and Chief Executive Officer Elect shall not constitute Good Reason;

(B)
a material reduction of the employee’s annual base salary without the prior consent of the employee (other than in connection with, and substantially proportionate to, reductions by the Company of the annual base salary of more than 50% of its employees); or

(C)
a material diminution in employee’s duties, authority or responsibilities without the prior consent of the employee, other than changes in duties, authority or responsibilities resulting from the employee’s misconduct;

provided, however, that (i) no such event or condition shall constitute Good Reason unless (x) the employee gives the Company a written notice of termination for Good Reason not more than 90 days after the initial existence of the condition, (y) the grounds for termination if susceptible to correction are not corrected by the Company within 30 days of its receipt of such notice and (z) the employee’s termination of employment occurs within six months following the Company’s receipt of such notice; (ii) the employee acknowledges that there is an Executive Chair of the Company, and that the presence or influence of the Executive Chair, or the performance by the Executive Chair of certain duties that might otherwise be performed by the Chief Executive Officer of the Company, shall not be considered a material diminution in employee’s duties, authority or responsibilities; and (iii) at all times “Good Reason” will be interpreted in a manner consistent with the definition of “good reason” within the meaning of Section 409A (as defined below).

Exhibit B

Payments Subject to Section 409A

1.     Subject to this Exhibit B, payments or benefits during the Severance Period under the Agreement (“Severance Payments”) shall begin only upon the date of your “separation from service” (determined as set forth below) which occurs on or after the termination of your employment. The following rules shall apply with respect to distribution of the Severance Payments, as applicable:

(a)
It is intended that each installment of the Severance Payments shall be treated as a separate “payment” for purposes of Section 409A of the Code and the guidance issued thereunder (“Section 409A”). Neither the Company nor you shall have the right to accelerate or defer the delivery of any such Severance Payments except to the extent specifically permitted or required by Section 409A.

(b)
If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the Severance Payments shall be made on the dates and terms set forth in the Agreement.

(c)	If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then:

(i)
Each installment of the Severance Payments due under the Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when your separation from service occurs, be paid within the Short-Term Deferral Period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A and shall be made on the dates and terms set forth in the Agreement; and

(ii)
Each installment of the Severance Payments due under the Agreement that is not described in this Exhibit B, Section 1(c)(i) and that would, absent this subsection, be paid within the six-month period following your “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of Severance Payments if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of your second taxable year following the taxable year in which the separation from service occurs.

2.    The determination of whether and when your separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this Exhibit B, Section 2, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

3.    All expense reimbursements shall be paid as soon as administratively practicable. If an expense reimbursement or provision of in-kind benefit is not exempt from Section 409A of the Code, the following rules apply: (i) in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred; (ii) the amount of reimbursable expenses incurred or provision of in-kind benefits in one tax year shall not affect the expenses eligible for reimbursement or the provision of in-kind benefits in any other tax year; and (iii) the right to reimbursement for expenses or provision of in-kind benefits is not subject to liquidation or exchange for any other benefit.

4.     The Company makes no representation or warranty and shall have no liability to you or to any other person if any of the provisions of the Agreement (including this Exhibit) are determined to constitute deferred compensation subject to Section 409A but that do not satisfy an exemption from, or the conditions of, that section.

Attachment 1

Letter of Appointment

HIGHLY CONFIDENTIAL

January 5, 2016

Harald Stock
Philosophenweg 11, 69120
Heidelberg, Germany

Dear Harald:

UK Appointment Letter to OvaScience Limited

This letter summarises the terms of your temporary employment in the United Kingdom with OvaScience Limited (the “Company”), including all particulars required to be given to you in writing under the Employment Rights Act 1996. Throughout the term of your assignment, your employment with the Company will be pursuant to the terms and conditions of your Employment Agreement with OvaScience, Inc. dated January 5, 2016, the Invention and Non-Disclosure Agreement and the Non-Competition and Non-Solicitation Agreement (together the “Employment Agreement”), save as expressly varied below for the duration of the assignment only. For the avoidance of doubt, all of the other terms of the Employment Agreement shall continue in full force and effect.

1.Employment. You will be employed to serve on a full-time basis as Chief Executive Officer Elect of OvaScience, Inc. (“OvaScience”). In this role, you will report to the current Chief Executive Officer and Chairman of OvaScience. You agree that you shall have such duties and responsibilities as are assigned to you from time to time but that these shall not include UK duties and you shall not (i) make any binding decisions; (ii) sign any documentation; or (iii) otherwise hold yourself out as having the authority to conclude contracts on behalf of the Company, OvaScience or any of its associated entities.

2.Term. This assignment will be effective on January 5, 2016, and unless terminated at any time pursuant to Section 10 of the Employment Agreement, will terminate automatically without notice on the earlier of (i) 14 days after you are granted a visa to lawfully work and live in the United States or (ii) June 30, 2016.

3.Place of Work.

(a)        Your place of work is your home, at the address set forth above, with attendance at conferences and meetings at venues as requested by the Company from time to time. You confirm that you are not in breach of any covenant or agreement in doing work at your home and you shall abide by the provisions of the Appendix attached hereto. You are required to inform the

Company as soon as possible if you plan to change your home address and when your home address does actually change.

(b)        It is acknowledged that you will be required to travel outside of the UK for the proper performance of your role.

4.Remuneration. You will be paid your Compensation, Sign On Bonus and Bonus in accordance with and subject to the terms of Sections 3, 4 and 5 in your Employment Agreement save that as an employee of the Company, you will be on the Company’s payroll and your remuneration shall at all times be subject to applicable taxes and withholdings as required by law and payable in accordance with the Company’s then prevailing payroll practices.

5.Benefits. During the assignment you will be eligible to participate in the
Company’s employee benefit plans on the same terms as similarly situated employees and the benefits referred to at Section 9(b) of your Employment Agreement shall not apply. Further details will be provided to you in due course.

6.Visa Status. You acknowledge and agree that it is a term of your employment with the Company that you will comply with the terms of Section 17 of the Employment Agreement.

7.Vacation. Your Vacation will be as set out in Section 7 of your Employment
Agreement, plus the relevant proportion of the public/bank holidays during the term of the assignment, and shall be subject to the Company’s vacation policies and practices as in effect from time to time.

8.Termination. Any entitlement to any severance benefits shall be governed by the terms of Sections 10 and 11 of the Employment Agreement (if applicable) and shall be deemed to include statutory entitlements (if any) under UK law.

9.	Working Time.

(a)        Your normal working hours shall be 9.00am to 6pm on Mondays to Fridays and such additional hours as are necessary for the proper performance of your duties. You acknowledge that you shall not receive any further remuneration in respect of such additional hours.

(b)        You and the Company agree that the nature of your position is such that your working time cannot be measured and, accordingly, that the assignment falls within the scope of regulation 20 of the Working Time Regulations 1998.

10.	Taxes.

(a)        By your signature to this letter, you warrant and represent that:

(i)for the duration of the assignment you will work and reside wholly outside of the United Kingdom;

(ii)you are not UK tax resident and you shall not take any action that might alter this status; and

(iii)to the extent permitted by applicable law, you are solely responsible for any income tax, National Insurance and social security contributions and any other liability, deduction, contribution, assessment or claim arising from or made in connection with your assignment, whether deducted at source or otherwise. You shall further indemnify the Company against all reasonable costs, expenses and any penalty, fine or interest incurred or payable by the Company in connection with or in consequence of any such liability, deduction, contribution, assessment or claim other than where the latter arise out of the Company’s negligence or wilful default.

(b)    The Company will arrange at its cost for professional assistance to prepare and file your U.S., U.K., and German tax filings for the 2016 and the 2017 tax years, as applicable. The cost of such services will be deemed imputed additional income to you to the extent required by applicable law.

11.     Cooperation. You shall cooperate fully with the Company, OvaScience, its associated entities and its or their professional advisers in the response, defence or prosecution of any assertion, allegation, claim or action now in existence or which may be made or brought in the future against or on behalf of the Company, OvaScience or its associated entities which relate to events or occurrences that transpired while you are employed by the Company. Your full cooperation in connection with such assertion, allegation, claim or action shall include, but not be limited to, being available to meet with counsel to prepare any written document, for discovery or trial and to act as a witness on behalf of the Company, OvaScience or its associated entities at mutually convenient times. You shall also cooperate fully with the Company, OvaScience, its associated entities and its or their professional advisers in connection with any examination or review of any UK, German, federal, state or local regulatory or taxing authority as any such examination or review relates to events or occurrences that transpired while you were employed by the Company. The Company will reimburse you for any reasonable out-of-pocket expenses incurred in connection with such cooperation where such cooperation post-dates your employment.

12.    Other Agreements. You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this assignment.

13.    Data Protection. To manage your assignment effectively the Company will need to process personal data relating to you for the purpose of personnel and employment administration. This may include the transfer of data to, and processing by, other offices. By signing this assignment letter, you expressly and unambiguously consent under the UK Data Protection Act, to the processing of this personal data. This is likely to include the provision that, from time to time, such data be transferred to the other offices, including outside of the EEA to the United States. Data will only be released to authorized individuals or service providers for administrative purposes only.

14.    Company Policies and Procedures. As an employee of the Company, you will be required to comply with all Company policies and procedures (including without limit in relation to sick pay, expenses, deductions and the Company’s non-contractual disciplinary and grievance procedures that are available on request). Further, all information technology resources of the Company (including, but not limited to, computers, data and other electronic files, and all internet and e-mail systems) are subject to oversight and inspection by the Company at anytime. Company employees should have no expectation of privacy with regard to any Company materials, resources or information.

15.    Law and Jurisdiction.

(a)    This letter and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

(b)    Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this letter or its subject matter or formation (including non-contractual disputes or claims).

16.    Survival. Paragraphs 10, 11 and 15 of this letter shall survive its termination for any reason.

Appendix

Homeworking

1.	Equipment and insurance

a.	The Company shall provide you for your sole business use with a laptop and related accessories ("Company Property") for the purpose of carrying out your duties.

b.
For the avoidance of doubt, the Company Property shall remain the property of the Company and you shall not permit use of it by any person other than yourself and authorised representatives of the Company.

c.
You shall be responsible for any damage to the Company Property which goes beyond ordinary wear and tear. You are required to report to the Company any such damage or malfunction of the Company Property as soon as you become aware of it.

d.	You shall not cause or permit any act or omission which will invalidate the insurance policy covering the Company Property.

2.	IT and monitoring

a.	You agree to comply with any electronic communications systems or similar policy from time to time in force.

b.
You consent to the Company monitoring and recording any use that you make of the Company's electronic communications systems for the purpose of ensuring that the Company's rules are being complied with and for legitimate business purposes. You shall comply with any electronic communication systems policies that the Company may issue from time to time.

3.	Confidential information and data protection

a.	You are responsible for ensuring the security of confidential information in your home. In particular, you undertake to:

i.	lock your computer terminal whenever it is left unattended;

ii.	ensure any wireless network used is secure;

iii.	keep all papers in filing cabinets that are locked when not in use; and

iv.	comply with any data protection policy the Company may issue from time to time in force regarding the retention of personal data.

4.	Health and safety

a.
You agree to comply with all health and safety guidelines and instructions which the Company may give to you from time to time and to complete without delay all health and safety questionnaires that the Company may send to you from time to time.